SHARE PURCHASE AGREEMENT


			MID-HUDSON REGION RURAL BROADBAND COMPANY, INC.

					1050 Connecticut Ave., NW

						10th floor

					Washington, DC 20036

						202-321-7969

					www.urbroadband.com

					tramos@urbroadband.com


		ANY SALE SHALL BE VOIDABLE BY THE PURCHASER WITHIN TWO (2) DAYS OF THE CLOSING DATE OF THE SALE.


This Share Purchase Agreement, (the Agreement) is made and entered into this ???? day of ???, 2015, as follows:



					A. THE PARTIES


1. Mid-Hudson Region Rural Broadband Company, Inc., the Seller - PARTY OF THE


FIRST PART,


and


??????, the Purchaser - PARTY OF THE SECOND PART.



					B. THE INTENT OF THE PARTIES


2. The Seller is the owner of an aggregate of shares of common voting shares of Mid-Hudson Region Broadband Company, Inc., which are being offered pursuant to an exempt limited offering under amended ( Rule 506 or Regulation A), as amended pursuant to the JOBS Act.




3. The Seller desires to sell shares and the Purchaser desires to purchase the shares from the Seller.



					C. CONSIDERATION AND PURCHASE


4. IN CONSIDERATION OF and as a condition of the parties entering into this Agreement, and other valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the parties to this Agreement agree as follows:


	A. Purchase price: the Seller agrees to sell and the Purchaser agrees to purchase all the rights, title, interest and property of the Seller in the shares for an aggregate purchase price of one dollars ($100.00 U.S.) per share. (the Purchase Price);


	B. Number of shares to purchase: ??? ;


	C. Amount due: a fixed sum of $???.00 will be payable upon closing of this Agreement.


	D. All payments will be in the form of a check, certified check, bank draft, or electronic transfer.



					D. REPRESENTATIONS AND WARRANTIES


5. Of the Seller:


	A. The Seller is not bound by any agreements that would prevent any transactions connected with this Agreement;


	B. The Seller believes that the Purchaser is purchasing the shares for investment purposes;


	C. The Seller is the owner in clear title of the shares and the shares are free from any lien, encumbrance, security interests, charges, mortgages, pledges or adverse claim or other restriction that would prevent the transfer of clear title to the Purchaser ;


	D. There is no legal suit or action pending by any party, to the knowledge of the Seller, that would materially affect this Agreement.


6. Of the Purchaser:


	A. The Purchaser will not be recognized as an Issuer, Insider, affiliate or associate of the Corporation, as defined or recognized under applicable securities laws or regulations;


	B. The Purchaser is purchasing the shares for investment purposes;


	C. The Purchaser is not bound by any agreements that would prevent any transactions connected with this Agreement;


	D. There is no legal suit or action pending any party, to the knowledge of the Purchaser, that would materially affect this Agreement.



					E. CLOSING


7. The Closing (the Closing) of the purchase and sale of the shares will take place on the ??? day of ????, 2015 (the Closing date) at the offices of the Seller in Washington, D.C. only. At Closing, and upon the Purchaser paying the Purchase Price, in full to the Seller, the Seller will deliver to the Purchaser, through its issuing company, eShares, Inc., duly executed electronic certificates of the shares.



					F. EXPENSES


8. The Seller and the Purchaser agree to pay their own expenses in connection with this Agreement.



					G. FINDER'S FEES AND COMMISSIONS


9. The Seller and the Purchaser will not pay to any person a finder's fee or commission in connection with this Agreement.



					H. DIVIDENDS


10. Any dividends of the Seller prior to the Closing Date, shall become the property of the Seller.


11. Any dividends of the Purchaser after the Closing Date, shall become the property of the Purchaser.



					I. VOTING RIGHTS


12. Any voting rights of the Seller prior to the Closing Date belong to the Seller.


13. Any voting rights of the Purchaser after the Closing Date belong to the Purchaser.



					J. GOVERNING LAW


14. This contract shall be construed in accordance with the laws and regulations governing securities in the State of (put in state where incorporated).



					K. MISCELLANEOUS


15. Time is of the essence in this Agreement.


16. This Agreement may be issued in counterparts, and signatures by fax, or as affixed to a pdf., are acceptable to the Seller and to the Purchaser.


17. All warranties of the Seller and the Purchaser shall survive the Closing.


18. This Agreement will not be assigned by either the Seller or the Purchaser without the express written consent of the other.


19. The Seller and the Purchaser agree that, if any part of this Agreement is held invalid, then, to the extent possible under law, the remainder of the Agreement shall remain in full force and effect.


20. The SEC Form Regulation D. for this offering may be viewed on the website of Rural Broadband Company at www.urbroadband.com.


21. This Agreement contains the full Agreement between the parties.



					L. SIGNATURES


IN WITNESS HEREOF, the Seller and the Purchaser have duly affixed their signatures as proof of their acceptance of the terms and conditions of this Agreement:


For the Seller:


				By this writing in red, and by typing my name here:
				Tony Ramos, I declare this to be my electronic
				signature, as if I had signed this document with
				a pen. (15 U.S.C. 96)


__________________________________________

Tony Ramos, President, CEO, Board Chair, & Issuer


Date: ?????, 2015, at Washington, D.C.


For the Purchaser :

___________________________________________

(name)


Date: ?????????